Independent Accountants' Consent



We consent to the use of our reports for the Emerald International Equity Fund and the Emerald Prime Advantage Institutional Fund both dated July 1, 1998 as incorporated by reference herein and to the use of our name under the headings, "Financial highlights" in the following Prospectuses:

o     International Funds Prospectus - Investor A, B and C Shares
o     Nations Funds Prospecuts - Primary A Shares
o     Money Market Funds Prospectus - Capital Class Shares

and "Independent Accountants and Reports" in the following Statements of Additional Information:

o Nations Reserves - Capital, Adviser, Liquidity, Market Investor, Service Daily, Trust, Investor A, Investor B, Investor C, Primary A, Primary B, Marisco and Seafirst Shares
o Nations Fund Portfolios, Inc.; Nations Fund, Inc. and Nations Fund Trust - Investor Shares, Primary Shares, Daily Shares and Marisco Shares



KPMG LLP

Columbus, Ohio
July 29, 1999